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                     August 25, 2022

       Jennifer R. Kneale
       Chief Financial Officer
       Targa Resources Corp.
       811 Louisiana Street, Suite 2100
       Houston, Texas 77002

                                                        Re: Targa Resources
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-34991

       Dear Ms. Kneale:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation